Exhibit 99.1

11. Information about the Company and the Offering

11.1 About this Prospectus Supplement

This Prospectus Supplement is part of a Shelf Prospectus that we filed with the Israel Securities Authority, or ISA, using a “shelf” registration process. Under this process, we may sell from time to time any combination of the securities described in the Shelf Prospectus in one or more offerings up to the total amounts described in the Shelf Prospectus with respect to each type of securities.

This Prospectus Supplement provides specific information about the offering by us of up to 320,000 units, each consisting of Series F Convertible Debentures and warrants, at terms and quantities as described in section 11.5 below.

We have an option to offer to the classified investors that participate in the offer up to an additional 15% aggregate principal amount of Series F Convertible Debentures and Series 7 warrants offered hereunder and may also offer an additional 15% aggregate principal amount of Series F Convertible Debentures and Series 7 warrants offered hereunder to the public, subject to the total amount of Series F Convertible Debentures issued hereunder not exceeding an aggregate principal amount of NIS 460 million.

This Prospectus Supplement provides additional information regarding this offering and the description of the Series F Convertible Debentures and Series 7 warrants that are being offered. Generally, when we refer to the prospectus, we are referring to both this Prospectus Supplement and the base Shelf Prospectus. The Prospectus Supplement may also add, update or change information contained in the base Shelf Prospectus. You should read both this Prospectus Supplement and the base Shelf Prospectus, together with the additional information described in the base Shelf Prospectus under the heading “Where You Can Find More Information; Incorporation of Information by Reference.” If the description of this offering varies between the Prospectus Supplement and the base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the base Shelf Prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted.

You should not assume that the information appearing in this Prospectus Supplement or the base prospectus is accurate as of any date other than the date on the front cover of the respective documents. You should not assume that the information contained in the documents incorporated by reference in this Prospectus Supplement or the base Shelf Prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

11.2 Forward-Looking Statements

The statements incorporated by reference or contained in this Prospectus Supplement, the base Shelf Prospectus and the information incorporated by reference herein and therein, discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Such forward-looking statements do not purport to be predictions of future events or circumstances. As such, our actual results and performance may differ materially from those expressed in such forward-looking statements. Forward-looking statements that express our beliefs, plans, objectives, assumptions, future events or performance may involve estimates, assumptions, risks and uncertainties. Such risks and uncertainties are discussed in this prospectus under the heading “Risk Factors”, and in our other filings with the U.S. Securities and Exchange Commission, which are also filed with the Israel Securities Authority. You should read and interpret any forward-looking statements together with these documents. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

11.3 Prospectus Supplement Summary

This summary may not contain all of the information that may be important to you. You should read this entire Prospectus Supplement, including the financial data and related notes incorporated by reference in this Prospectus Supplement, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected or implied by the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements” in this Prospectus Supplement and the base Shelf Prospectus.

11.4 Company Overview

Tower Semiconductor Ltd. was incorporated in 1993 under the laws of the State of Israel and is subject to the Israeli Companies Law of 1999 (the "Companies Law"). Our shares are listed on the NASDAQ Global Market under the ticker symbol "TSEM" and on the Tel Aviv Stock Exchange in Israel under the symbol "TSEM". Our manufacturing facilities are located across the world in the United States, Japan and Israel, our executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Midgal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611.

We are a pure-play independent specialty wafer foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own. Rather, they focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on our customers’ or third party designs together with our own process technology and engineering support. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide design services and complementary technical services. ICs that we manufacture are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Additional information about us and our operations may be found on our web site: www.towerjazz.com. Information on our website is not incorporated by reference in this prospectus.

11.5 Summary Terms of the Offer

Securities Offered:	Up to 320,000 Units, each Unit consisting of NIS 1,250 aggregate principal amount of Series F Convertible Debentures and 100 Series 7 Warrants.

Over-allotment Option:
Up to 48,000 Units, equal to up to 15% of the amount of Units offered hereunder, may be offered to classified investors (“Mashkia Mesuvag”) and up to 48,000 Units, equal to up to 15% of the amount of Units offered hereunder, may be offered to the public, subject to the total amount of Series F Convertible Debentures issued hereunder not exceeding an aggregate principal amount of NIS 460 million.

Denomination:	The Series F Convertible Debentures will be issued in NIS units, each in the principal amount of NIS 1,250 with 91% discount, for total proceeds of NIS 1,137.5 per unit.

Offering Price:	Shall be determined by way of tender, as set forth in Section 2.1 of the Prospectus Supplement, but not less than NIS 1,137.5. See also Sections 2.8.3 and 2.8.4 of the base Shelf Prospectus.

Maturity:	The Series F Convertible Debentures will be repaid in two equal installments with the first on December 31, 2015 and the second on December 31, 2016.

Interest Rate:	The Series F Convertible Debentures will bear interest at a rate per annum of 7.8%.

Interest Payment Dates:
Interest on the outstanding principal of the Series F Convertible Debentures will be paid on June 30 and December 31 of each of the years 2012 through 2016. Interest will be calculated based on a 365 day year.

Linkage:	The principal and interest will be linked to the exchange rate of the NIS into U.S. Dollar.

Conversion:
The Series F Convertible Debentures will be convertible into our ordinary shares, during the period starting on September 27, 2012 and until December 15, 2016, excluding the period starting on December 16, 2015 and ending on December 31, 2015. The conversion price for the Series F Convertible Debentures (“CD F Conversion Price”) shall be equal to 120% of the average trading price of the Company’s ordinary share on the Tel-Aviv Stock Exchange during the 15 trading days in Israel before September 18, 2012, provided that in no event will the price be more than NIS 6.5 (subject to adjustment as set forth in Section 4.3(c) of the Prospectus Supplement) or less than NIS 1.0, which is the par value of the Company’s ordinary share. In other words, an amount of the Series F Convertible Debentures equal to the CD F Conversion Price will be convertible into one ordinary share, par value NIS 1.0 of the Company, all subject to adjustments as set forth in Section 2.20.3 of the base Shelf Prospectus and Section 4.3(d) of the Prospectus Supplement.

Each Series 7 Warrant will entitle the holder thereof to purchase one ordinary share during the period which starts on March 2, 2014 and ends on March 1, 2016 at the price set forth below. The Series 7 Warrants will be exercisable into our ordinary shares, during the period set forth above at an exercise price (“Series 7 Warrant Exercise Price”) equal to 120% of the average trading price of the Company’s ordinary share on the Tel-Aviv Stock Exchange during the 15 trading days in Israel before February 20, 2014, provided that in no event will the price be more than NIS 4.25, or less than NIS 2.0, all subject to adjustments as set forth in Section 5 of the Prospectus Supplement. The NIS 4.25 rate and the NIS 2.0 rate will be linked to the exchange rate of the NIS into U.S. Dollar from February 23, 2012 until February 20, 2014, at which time the exercise price will be calculated and set.

Ranking:
The Series F Convertible Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding. In addition, the Series F Convertible Debentures are subordinated to our indebtedness to our banks pursuant to the facility agreement with our banks. See Section 4.6 of the Prospectus Supplement for further details.

Redemption:	We will not be entitled to call the Series F Convertible Debentures for redemption prior to maturity.

Listing:	We have applied to list the Series F Convertible Debentures and the Series 7 Warrants for trading on the TASE.

Trustee:	Clal Finance Trustees

Governing Law:	Laws of the State of Israel.

This offer of securities is being made only in Israel to residents of Israel and will not be made in the United States or to “US Persons” as defined by Regulation S under the Securities Act of 1933 ("Regulation S"). Therefore, upon issuance, such securities shall be freely tradable by non-affiliates of the Company in accordance with Regulation S.

However, the Series 7 Warrants may not be exercised by, or for the benefit of, a person in the United States or for a US Person.  Therefore, at the time of exercise, each warrant holder will be deemed to represent that such holder is not in the United States and is not a US Person and is not exercising such warrants on behalf of a person in the United States or that is a US Person and is not acquiring the securities offered with the intent for "distribution" in the United States (within the meaning of this term under U.S. securities laws).

The conversion of the Series F Convertible Debentures will be exempt from registration under the Securities Act in accordance with the exemption in section 3 (a) (9) to the Securities Act.

11.6 Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. Before deciding whether to invest in our securities, you should carefully consider the following risk factors as well as the risk factors in the base shelf in the section entitled “Risk Factors” and the other information contained in this Prospectus Supplement and the base Shelf Prospectus. You should carefully consider the risk factors described in our periodic reports filed with the Securities and Exchange Commission, or SEC, including those specified in Item 3 to our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 17, 2011 in the section captioned “Risk Factors”, which is incorporated by reference in this prospectus, as well as the risk factors set forth below.

Risks Related to this Offering

The Series F Convertible Debentures are subordinated to our indebtedness to secured creditors.

The debentures are unsecured and are subordinated to (i) the prior payment of approximately $131 million in the aggregate payable to the banks as of December 31, 2011 under Tower’s facility agreement, and (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to approximately $198 million in grants received as of December 31, 2011 under the Investment Center’s “Approved Enterprise” programs in relation to Fab 2. As a result, upon any distribution to Tower’s creditors, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower’s outstanding debentures. In any of these circumstances, Tower may not have sufficient assets remaining to pay amounts due on any or all of its debentures then outstanding. In addition, Tower is not permitted under the terms of its facility agreements to make any payment to debenture holders, if on the date of such payment an “Event of Default” exists under the facility agreement and such payments may be postponed, depending on various scenarios under the facility agreement (See Section 2.21.3 of the base Shelf Prospectus). If, in such event, we reach an agreement with our banks with respect to the rescheduling of our debts to our banks, then the holders of the Series F Convertible Debentures may be bound thereby (See Section 2.21.3 of the base Shelf Prospectus). The terms of the Indenture permit the Trustee to initiate legal proceedings against us in certain cases (See Section 2.21.6 of the base Shelf Prospectus).

The Series F Convertible Debentures will be unsecured and will be subordinated to any secured debt obligations from time to time outstanding.

The Series F Convertible Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding. If we default on the Series F Convertible Debentures, or in the event of bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before we could make payment on the Series F Convertible Debentures. If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

The current trading market for the Series F Convertible Debentures may not continue.

Although a trading market for the previously issued Series F Convertible Debentures has developed, the liquidity of the market will depend upon the number of holders of the Series F Convertible Debentures, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series F Convertible Debentures and other factors. Accordingly, no assurance can be given as to the continued liquidity or market price of, or adequate trading markets for, the Series F Convertible Debentures.

An active trading market for the Series 7 Warrants may not develop.

Though we have applied for the listing of the Series 7 Warrants on the TASE, and although an active trading market developed for our previously issued Series 6 Warrants, an active trading market in the Series 7 Warrants may not develop. If a trading market does not develop, purchasers of the Series 7 Warrants may not be able to sell them. Even if a trading market for the Series 7 Warrants develops, the liquidity of any market for the Series 7 Warrants will depend upon the number of holders of the Series 7 Warrants, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series 7 Warrants and other factors. Accordingly, no assurance can be given as to the liquidity or market price of, or adequate trading markets for, the Series 7 Warrants.

We may incur additional indebtedness ranking equally or senior to the Series F Convertible Debentures.

We are permitted to issue additional debt that ranks equally or senior to the Series F Convertible Debentures. If we incur any additional debt that ranks senior to the Series F Convertible Debentures, the holders of that debt will rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to such debt, including the Series F Convertible Debentures. If we incur any additional debt that ranks on an equal and ratable basis with the Series F Convertible Debentures, the holders of that debt will be entitled to share ratably with the holders of the Series F Convertible Debentures in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of our Company subject to satisfaction of certain debt limitations. This may have the effect of reducing the amount of proceeds paid to you.

Your right to receive payments on the Series F Convertible Debentures will be subordinated to certain statutory liabilities.

We are incorporated under the laws of the State of Israel and any insolvency proceedings would proceed under, and be governed by, Israeli insolvency laws. Under Israeli bankruptcy law, the obligations under the Series F Convertible Debentures are subordinated to certain statutory preferences. In the event of liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the Series F Convertible Debentures. In addition, the Series F Convertible Debentures are unsecured and therefore statutorily subordinated to our secured creditors (See “The Series F Convertible Debentures are subordinated to our indebtedness to secured creditors” above).

There are restrictions on your ability to transfer or resell the Series F Convertible Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Series F Convertible Debentures being offered by this prospectus are being offered and sold in Israel in reliance upon an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you cannot transfer or resell the Series F Convertible Debentures in the United States other than pursuant to a registration statement under the Securities Act of 1933, as amended or an exemption from the registration requirements of the U.S. federal and applicable state securities laws.

11.7 Ratio of Earnings to Fixed Charges

Our ratio of earnings as adjusted to fixed charges in accordance with US GAAP for the periods presented are as follows:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings as adjusted to fixed charges	1.07	(1)	(2)	(3)	(4)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $29.5 million in 2010.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $125.5 million in 2009.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $238.0 million in 2008.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $144.3 million in 2007.

For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and (ii) amortization of capitalized interest offset by interest capitalized.  Fixed charges consist of the sum of (i) interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).

	2011	2010	2009	2008	2007

Earnings (losses):
Losses before income taxes	2,832	(29,537)	(125,481)	(103,690)	(134,196)
Gain on debt restructuring	–	–	–	(130,698)	–
Interest capitalized (c)	–	–	–	(3,636)	(10,109)
	2,832	(29,537)	(125,481)	(238,024)	(144,305)

Fixed Charges:
Amortization of expenses related to indebtedness (a)	19,421	15,921	16,667	12,862	11,749
Interest expenses (b)	23,422	34,563	29,391	20,174	33,444
Interest capitalized (c)		–	–	3,636	10,109
Total Fixed Charges	42,843	50,484	46,058	36,672	55,302

Earnings (losses), as adjusted	45,675	20,947	(79,423)	(201,352)	(89,003)
Ratio of earnings as adjusted to fixed charges	1.07	(1)	(2)	(3)	(4)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $29.5 million in 2010.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $125.5 million in 2009.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $238.0 million in 2008.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $144.3 million in 2007.

(a)	Includes amortization of debentures discount, and deferred issuance expenses.

(b)
Includes, mainly, the effective interest of long-term loans based on their terms and the effect of hedge agreements with knock-out and knock-in features and interest expenses in relation to debentures.

(c)
Includes, mainly, the effective capitalized interest of long-term loans based on their terms and the effect of hedge agreements with a knock-out feature, capitalized interest in relation to debentures and deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

11.8 Capitalization and Indebtedness

The following table sets forth our long-term debt, debentures and capitalization as presented in our balance sheet as of December 31, 2011 and “As Adjusted” amounts as if the issuance of 320,000 units described in Section 11.5 had occurred on December 31, 2011 (without taking into account any over allotment). The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and other financial information incorporated by reference into this prospectus.

	(US dollars in thousands)
	Actual	As Adjusted **

Long-term bank loans	103,845	103,845
Debentures(including current maturities)	240,720	322,498
Long-term customers’ advances	7,941	7,941
Other long-term liabilities	142,707	142,707
Shareholders’ equity:
Ordinary Shares, NIS 1.00 par value per share; 1,100,000,000 authorized shares, 319,590,4081 issued shares* and 318,290,408 outstanding shares	83,020	83,020
Additional paid-in capital	857,532	867,876
Capital notes	311,472	311,472

Accumulated other comprehensive loss	(1,637)	(1,637)
Foreign currency translation adjustments	3,729	3,729
Accumulated deficit	(1,070,341)	(1,070,341)
Treasury stock, 1,300,000 shares	(9,072)	(9,072)
Total shareholders’ equity	174,703	185,047
Total capitalization	857,221	952,484

*Includes 1,300,000 treasury shares
** As adjusted numbers include the effect on actual numbers as of December 31, 2011 had this offering occurred then and assuming we raise approximately $92.1 million net amount with issuance expenses of approximately $3.1 million and discount of 9%.

The information set forth on an actual basis in the foregoing table excludes the following securities as of December 31, 2011:

1 Our authorized capital will increase to NIS 1.4 billion upon approval at the shareholders' meeting according to our proxy statement published on January 15, 2012. In the event additional authorized capital will be required in order to satisfy our obligations, we will further increase our authorized capital to the extent required.

(i)	approximately 28.5 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $1.14;

(ii)	27.3 million ordinary shares issuable upon exercise of options granted to our Chief Executive Officer at a weighted average exercise price of $1.15;

(iii)	11.5 million ordinary shares issuable upon exercise of options granted to our Chairman of the Board at an exercise price of $0.29;

(iv)	2.5 million ordinary shares issuable upon exercise of warrants issued to our banks with an exercise price of $2.04 per share exercisable until December 2015;

(v)	0.9 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $6.17 per share exercisable until December 2015;

(vi)	1.3 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $0.79 per share exercisable until December 2015;

(i)
21.6 million ordinary shares issuable upon conversion of our debentures convertible series E until December 2012, issued pursuant to our June 2007 public offering in Israel at conversion rate of approximately $1.27;

(ii)
9.4 million ordinary shares issuable upon conversion of our debentures convertible series B until January 2012, pursuant to the prospectus dated December 15, 2005 at conversion rate of $1.10; these bonds were fully redeemed in January 2012, hence no conversion possible.

(iii)
96.4 million ordinary shares issuable upon conversion of the equity equivalent convertible capital notes we issued to each of our two banks and 206.1 million shares issuable upon conversion of such notes issued to Israel Corp.;

(iv)	3.0 million ordinary shares issuable upon exercise of the warrants series I issued in our March 2007 private placement at an exercise price of $0.74 exercisable until March 2012;

(v)	25.3 million ordinary shares issuable upon exercise of warrants series J with an exercise price of $1.70 per share and exercisable until June 2015; and

(vi)
ordinary shares issuable upon conversion of approximately $100 million of our 2010 Series F convertible debentures which first become convertible in September 2012. The conversion price for Series F convertible debentures shall be equal to 120% of the average trading price of our ordinary shares on the Tel-Aviv Stock Exchange during the 15 trading days before September 18, 2012, provided that in no event will the exercise price be more than NIS 6.5 or less than NIS 1.0.

11.9 Use of Proceeds

We estimate that we will receive net proceeds of approximately NIS 352 million from the sale by us of 320,000 Units assuming that we do not exercise the over-allotment option in full, after deducting arranger’s fees and commissions and our estimated remaining offering expenses.  We intend to use the net proceeds from this offering for general corporate purposes, as determined by the board of directors from time to time and subject to the facility agreement with our banks. Until such proceeds are used as aforesaid they shall be deposited and invested by us in a conservative manner, subject to the facility agreement with our banks.

For additional information see Section 9 of this Prospectus Supplement.

11.10 Offering Expenses

We estimate that the expenses to be incurred by us in connection with the offering of securities under this Prospectus Supplement, including legal fees and expenses, accounting fees and expenses, printing fees, arranger’s fees and other commissions and expenses, will be approximately NIS 12 million.

For additional information see Section 9 of this Prospectus Supplement.

11.11 Material Changes

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, in our Reports on Form 6-K filed or furnished under the Exchange Act and incorporated by reference in this Prospectus Supplement no material changes have occurred since December 31, 2010.

11.12 Legal Matters

Yigal Arnon & Co., our Israeli counsel, will pass upon matters of Israeli law for us with respect to securities offered by this Prospectus Supplement. Eilenberg & Krause LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this Prospectus Supplement.

11.13 Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the U.S. Securities and Exchange Commission and the Israel Securities Authority, which means that we can disclose important information to you by referring to those documents.  Information incorporated by reference is part of this prospectus.

We are incorporating by reference in this prospectus the base Shelf Prospectus as well as the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

•	Our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 17, 2011
•	Report on Form 6-K furnished to the SEC on November 23, 2011;
•	Report on Form 6-K furnished to the SEC on November 15, 2011, solely with respect to the consolidated balance sheets and consolidated statements of operations annexed as part of Exhibit 99.1 thereto;
•	Report on Form 6-K furnished to the SEC on September 23, 2011
•	Report on Form 6-K furnished to the SEC on August 18, 2011;
•
Report on Form 6-K furnished to the SEC on August 8, 2011, with respect to the Company’s interim financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	Report on Form 6-K furnished to the SEC on June 6, 2011;
•	Report on Form 6-K (for the month of February 2012 No. 5) furnished to the SEC on February 16, 2012.

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in this prospectus  All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel, 23105
Tel: 972-4-650-6611
E-mail: noit.levi@towerjazz.com
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereof.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any arranger or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date that is indicated in this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

11.14 Where You Can Find More Information

Tower’s ordinary shares are listed on the NASDAQ Global Market and Tower is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer.  In accordance with the Exchange Act, Tower files reports with the SEC, including its annual report on Form 20-F and its interim financial information on Form 6-K on a quarterly basis.  Tower also furnishes certain other material information to the SEC on Form 6-K.  You may read and copy documents Tower has filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room.

As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at http://www.sec.gov. These Securities and Exchange Commission filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il and from commercial document retrieval services. Tower also generally makes available on its web site (http://www.towerjazz.com) its quarterly and year-end financial statements as well as other information. The information available on Tower’s website is not a part of this prospectus.

Tower’s ordinary shares are also listed on the Tel Aviv Stock Exchange.  Tower files reports in Israel pursuant to the rules of the Israeli Securities Law for companies that are listed both on the TASE and the NASDAQ.  These reports, and any additional Hebrew language reports that Tower may file, are available for public view on the website of the Israel Securities Authority at http://www.magna.isa.gov.il.  We undertake no obligation to the holders of the securities being offered by this prospectus to publish any reports that are not required by applicable law.